Exhibit 99.1

Nano Dimension, in Collaboration with Harris Corporation, Receives Grant Approval to

Develop Hardware that will Fly on the International Space Station

NESS ZIONA, Israel, May 30, 2019 –Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced it has received a grant approval from the Israel Innovation Authority for developing hardware, in cooperation with Harris Corporation, that will fly on the International Space Station (ISS) and communicate with Harris’ ground based satellite tracking station in Florida. This project will provide a systematic analysis of 3D printed materials for radio frequency (RF) space systems, especially for Nano-satellites.

The total approved budget for the Israeli portion of this project is approximately $416,000 (NIS 1,500,000), of which the Israel Innovation Authority will finance 40%. According to the terms of the grant, Nano Dimension will pay royalties on future sales up to the full grant amount.

This unique project is being conducted in collaboration with Harris Corporation, a leading technology innovator that provides solutions that connect, inform and protect its clients. The Harris portion of the project is sponsored by a grant from Space Florida. During this one-year project, both companies will optimize the designs of the 3D printing process and RF components and prepare a system for the flight studies at the ISS.

This project has been selected by the Center for the Advancement of Science in Space, the manager of the ISS U.S. National Laboratory, to fly the space flight experiment on the ISS, using the team’s 3D printed materials and circuits. In this project, the companies will pioneer the first of a kind space flight experiment, that will fly in space at low earth orbit for one year on the ISS, helping to understanding how 3D printed circuits, systems, and materials will endure in various space environments.

This project will demonstrate innovative methods for manufacturing new RF systems. Until now, manufacturing of RF systems has remained static for the last 30 years with each circuit in its own “gold box/boxes” interconnected with cables and connectors. With 3D printing, the industry can explore a new manufacturing paradigm, that eliminates manual labor and streamlines production. Another benefit to this technology is a reduction/elimination of wasted material, making it a “green” process.

About Harris Corporation

Harris Corporation is a leading technology innovator, solving customers’ toughest mission-critical challenges by providing solutions that connect, inform and protect. Harris supports government and commercial customers in more than 100 countries and has approximately $6 billion in annual revenue. The company is organized into three business segments: Communication Systems, Space and Intelligence Systems and Electronic Systems. Learn more at harris.com.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses collaboration with Harris Corporation and payment of future royalties to the Israel Innovation Authority. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com